[PETCO ANIMAL SUPPLIES, INC. LETTERHEAD]


September 22, 1998





Dear Stockholder:

The Board of Directors of PETCO Animal Supplies, Inc. (the "Company"), as of September 10, 1998, adopted a Stockholders Rights Plan (the "Plan") that is intended to protect your interests in the event you and PETCO Animal Supplies, Inc. are confronted with coercive takeover tactics.

The Plan provides for a dividend distribution of Rights to purchase shares of PETCO Animal Supplies, Inc. Series A Junior Participating Preferred Stock. Under certain circumstances, the Rights could become exercisable to purchase PETCO Animal Supplies, Inc. Common Stock, or securities of an acquiring entity, at one-half market value. The Rights may be exercised only if certain events occur. You are now the owner of one Right for each share of PETCO Animal Supplies, Inc. Common Stock you own. The Plan has been adopted in order to strengthen the ability of the Board to protect your interests.

We are attaching a summary description that outlines the principal features of the Plan, and we urge you to read the summary carefully. This letter reviews our reasons for issuing the Rights.

No action by stockholders is required or permitted at this time, and no money should be sent to the Company. The Rights will automatically attach to the Common Shares you hold and will trade with them. Separate Rights certificates will be sent to stockholders only if a person or group acquires 15% or more of PETCO Animal Supplies, Inc.'s outstanding Common Stock or makes a tender offer for 15% or more of the Common Stock. PETCO Animal Supplies, Inc. Common Stock certificates issued after September 22, 1998 will contain a reference to the Rights Plan, but there is no need to send in your certificates to have this reference added.

The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including through an accumulation of Common Stock in the open market, a partial, two-tier or inadequate tender offer that does not treat all stockholders equally and other abusive takeover tactics which are prevalent these days and which the Board of Directors believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. We consider these Rights to be a valuable means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

The Rights are not intended to prevent a takeover of PETCO Animal Supplies, Inc. and will not do so. They are designed to deal with the possibility of unilateral actions by hostile acquirers that could deprive the Board of Directors and stockholders of the Company of their ability to determine the Company's destiny and obtain the highest price for their Common Stock.

Adoption of the Plan should not by itself affect any prospective acquirer who is willing to negotiate with the Company's Board of Directors. The Plan certainly will not interfere with a merger or other business combination transaction approved by the Board of Directors.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and is not taxable to the Company or to you. Stockholders may, under certain circumstances, recognize taxable income if the Rights become exercisable.

Our overriding objective is to continue building value for PETCO Animal Supplies, Inc.'s stockholders, and we feel that the Plan will assist in that effort.

                                  Sincerely,



                                  Brian K. Devine
                                  Chairman of the Board, President and
                                    Chief Executive Officer


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